Exhibit 23.1


                         Consent of Independent Auditors


To the Board of Directors
EFTC Corporation

We consent to the incorporation by reference in the registration statement on Form S-8 of EFTC Corporation and subsidiaries of our report dated April 4, 2000, relating to the consolidated balance sheets of EFTC Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999, and our report dated April 4, 2000, on the related financial statement schedule, which reports appears in the Annual Report on Form 10-K/A of EFTC Corporation and subsidiaries for the year ended December 31, 1999.



                                    KPMG LLP

Denver, Colorado
November 15, 2000